December 22, 2006

Linda van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

RE:   Essex Property Trust, Inc.
      Form 10-K for Fiscal year Ended December 31, 2005
      Filed March 14, 2006
      File No. 1-13106

Dear Ms. van Doorn:

On behalf of Essex Property Trust Inc., (the “Company” or “Essex”), we, as counsel to the Company, submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by facsimile, dated December 5, 2006, related to the above filing.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in regular type. The numbering of the Company’s responses set forth corresponds to the numbering in the Staff’s letter.

Form 10-K for fiscal year ended December 31, 2005

Item 6. Selected Financial Data, page 25

1.
In future filings, please revise to include balances related to redeemable preferred stock, or tell us how you determined inclusion of such amounts in your selected financial data was not required. Refer to item 301 of Regulation S-K.

Response

As requested by the Staff, the Company will include balances related to redeemable preferred stock in this section in future Form 10-K filings.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 39

2.
We note from your disclosure here and at page F-20 that you have interest rate cap agreements on approximately $153M of your variable rate debt. In addition, from your disclosure on page 34 we know that you have forward-starting swaps related to forecasted debt issuances. In future filings, please revise to include the market risk information required by Item 305 of Regulation S-K in Item 7A related to your interest rate caps and forward-starting swaps. Please also revise to disclose the fair value of the interest rate caps and include the disclosures required by paragraph 45 of SFAS 133 in footnotes to your financial statements in all future filings.

Response

As requested by the Staff, the Company will include market risk information required by Item 305 of Regulation S-K in Item 7a, and include disclosures required by paragraph 45 of SFAS 133, related to interest rate caps and forward-starting swaps in future filings. The Company notes that the fair value of the interest rate caps disclosed on F-20 is approximately zero and thus immaterial to the consolidated financial statements taken as a whole. As requested by the Staff, the Company will disclose the fair value of the interest rate caps related to the approximately $153M of variable rate debt in future filings.

Item 9A. Controls and Procedures, page 40

3.
We note your statement that “A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are some resource constraints, and the benefits of the controls must be considered relative to their costs. Because of their inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all controls issues and instances of fraud, if any, within the Company have been detected.” Please confirm to us and revise in future filings to disclose, if true, that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures in future filings. Please refer to Section II.F.4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http:www. Sec.gov/rules/final/33-8238.htm>.

Response

As requested by the Staff, the Company will remove the reference to the level of assurance of our disclosure controls and procedures in future filings.

Consolidated Balance Sheets, page F-4

4.	In future filings, please revise to present Commitments and contingencies below Total liabilities and above minority interests. Refer to Rule 5-02 of Regulation S-X.

Response

As requested by the Staff, the Company will present Commitments and contingencies below Total liabilities and above minority interest in future filings.

5.
We note from your disclosure at page 11 that the terms of your Series F Preferred Stock provide the holders of a majority of such outstanding shares to require you to redeem such stock if you fail to qualify as a REIT. In light of this, please tell us how you determined such preferred stock should be included as a component of permanent equity. Refer to EITF D-98.

Response

In response to this comment, the Company believes that EITF D-98 provides that stock shall be excluded from permanent equity if such stock is redeemable upon the occurrence of events outside of a company’s control. Essex has qualified as a REIT every year since its 1994 initial public offering and believes that its ability to meet the REIT tax code requirements is within its control.

The Company believes there are three primary elements of maintaining REIT status including: (1) periodic review and testing of compliance with the REIT guidelines, (2) control and monitoring of investment decisions, and (3) review and approval of changes in ownership of the Company. The Company has mechanisms under its control to maintain REIT status including: (1) quarterly review and testing of compliance with REIT guidelines including asset and income tests, (2) investment decisions include an evaluation of the implications of the transactions to our REIT status including consultation when necessary with REIT tax experts, and (3) changes in ownership in the Company are safeguarded by provisions in the Company’s articles of incorporation (its “Charter”).

The Charter addresses the tax code requirement for REIT status that ownership of more than 50% of the REIT’s shares by value cannot be held by five or fewer individuals. In order to prevent a violation of this requirement, the Charter sets forth an ownership limitation that generally limits ownership of Essex shares by any one individual to 6.0% of the outstanding shares. Shares attempted to be transferred in violation of the ownership limitations become "Excess Shares", which are deemed transferred to a charitable trust.  The intended transferee, who would have received shares in excess of the ownership limitation, is prohibited from receiving the shares and generally does not receive any economic rights to them, including any right to vote the shares or any right to designate another transferee.

    Per paragraph 2 of EITF D-98, “Rule 5-02.28 of Regulation S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.” The Company believes that the Series F Preferred Stock (“Series F”) should be classified as a component of permanent equity because, (1) the Series F is not redeemable at a fixed or determinable price or on a fixed determinable date, (2) the Series F is not redeemable at the option of the holder, and (3) as discussed above, the Company believes that the ability to qualify as a REIT is in the Company’s control and that the Company is not aware of any events that are outside the control of the Company that would require the redemption of the Series F.

Consolidated Statements of Cash Flows, page F-7

6.
We note from your disclosure at page F-13 that your restricted cash relates to reserve requirements in connection with your mortgage debt. In light of this, please tell us how you determined changes in this balance should be classified as cash flows from investing, rather that financing activities. Refer to paragraph 24 of SFAS 95.

Response

In response to this comment, the Company believes that because the predominant purpose of the restricted cash relates to capital expenditures, the change in the restricted cash balance is appropriately classified as cash flows from investing activities.

Paragraph 24 of SFAS 95 states that “Certain cash receipts and payments may have aspects of more than one class of cash flows.  For example, a cash payment may pertain to an item that could be considered either inventory or a productive asset.  If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.”

The predominant source of cash flows related to restricted cash balances is for capital expenditures at our properties as required by certain of our lenders. We are contractually limited in our ability to withdraw funds at any time and as such we regard these balances as restricted because the release of such cash to the Company requires satisfaction of conditions rather than a mere withdrawal demand. Cash flows related to the purchase of capital expenditures are classified as cash flows from investing activities, and we have therefore classified the change in the restricted cash balance to match the predominant purpose for the existence of the restricted cash accounts.

Note (3) Real Estate

(b) Investments, page F-15

7.
We note that equity income in co-investments represents approximately 24% and 53% of net income in 2005 and 2004, respectively. Please tell us how you determined whether financial statements of any individual equity method investee were required under Rule 3-09 of Regulation S-X.

Response

In response to this comment, the Company submits that because the above-cited equity income in co-investments percentages are the result of property sales gains and therefore relate to discontinued operations, separate financial statements under Rule 3-09 were not required as the test under that Rule is based on income from continuing operations. The majority of the equity income from our investments in joint ventures for 2005 and 2004 relate to the gains from the sales of Essex Apartment Value Fund, L.P. (“Fund I”) assets. Without such gains, our equity income amount for each such year would be approximately $0.9 million or 1% of net income and $2.0 million or 3% of net income for the year ended 2005 and 2004, respectively. The Rule 3-09 requirements are based on the definition in Rule 1-02(w) of Regulation S-X of Significant Subsidiary, which is defined as including the following subsidiaries: “(3) The registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year”(emphasis added).

Exhibits 31.1 and 32.2

8.
We note that your certifications include the title of the certifying individuals in the “I, [identify the certifying individual], certify that: “line”. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence. Please provide the same confirmation as it relates to the certifications filed with your Forms 10-Q for the quarters ended March 31, June 30, and September 30, 2006.

Response

As requested by the Staff, the Company has confirmed that the certifying officers signed in a personal capacity the certifications for the Form 10-K for the year ended December 31, 2005, and Form 10-Q for the quarters ended March 31, June 30, and September 30, 2006.

As requested by the Staff, the Company will revise our certifications in future filings to exclude the title of the certifying individual from the opening sentence.

* * *
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/ Stephen Schrader

Stephen Schrader
Baker & McKenzie LLP
Two Embarcadero Center, 11th Floor
San Francisco, CA 94111-3909

Direct: 1-415-576-3028
Fax: 1-415-576-3099
Email: Stephen.J.Schrader@bakernet.com

cc: Amanda Jaffe